C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

January 24, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K filed March 1, 2010

Form 10-Q filed May 10, 2010

File No. 001-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated January 11, 2010 in which you provided comments to our letter dated November 19, 2010. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements

Note 6: Investments, page 172

SEC Comment:

1.	Please revise your proposed disclosure provided in response to comment one to state whether any contractual cash flows were received late. If so, please clarify how these late collections impacted your impairment assessment.

MBIA Response:

As of September 30, 2010, the majority of our impaired securities were structured finance securities, such as asset-backed and mortgage-backed securities. Since structured finance securities typically do not have fixed amortization schedules, many of our impaired securities had not defaulted on any contractual cash flows (principal and/or interest). For structured finance securities that had defaulted on contractual cash flows, MBIA generally continued to receive ongoing cash flows. However, it is not possible to distinguish whether the ongoing cash flows represented late payments for previously defaulted cash flows or current payments. There is no such designation made by the issuer or trustee and, in the absence of such a designation, there is no established convention for allocating current payments to previously defaulted obligations. Since we assess other-than-temporary impairments based on aggregate cash flows expected to be received using the analysis described in our letter to you dated November 19, 2010, the designation of a cash flow as either current or late does not impact our assessment. Our impairment assessment reflects any material change in the timing and/or amount of aggregate cash flows received or expected to be received, whether or not these cash flows are contractually defined, and such cash flows are reviewed and updated quarterly.

In general, a cash flow that is received late (due on or before but received after a balance sheet date) on any security will likely result in an other-than-temporary impairment loss under our cash flow analysis. Regardless of whether cash flows are contractual, we present value expected cash flows and record an impairment loss if the present value is less than the Company’s amortized cost for the security. If the late cash flow is received or expected to be received shortly after the date on which it was due, the amount of any impairment loss will likely be immaterial.

Given that many of the securities subject to an assessment of impairment losses do not have fixed amortizations from which we can establish the amount and timing of contractual cash flows, we propose enhancing our previously proposed disclosure to include the below text appearing in bold. We intend to include the following disclosure in our Form 10-K for the year ended December 31, 2010, along with the additional disclosure previously proposed and included in our Form 10-Q for the quarter ended September 30, 2010.

As part of the Company’s assessment of other-than-temporary impairments of investments, it considers (i) the magnitude and duration of declines in fair value, (ii) the reasons for the declines in fair value, such as general credit spread movements in each asset-backed sector, transaction-specific changes in credit spreads, credit rating downgrades, modeled defaults, and principal and interest payment priorities within each investment structure, and (iii) whether MBIA has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recovery. In calculating credit-related losses, the Company utilizes cash flow modeling based on the type of security. The Company’s cash flow analysis considers all sources of cash, including credit enhancement, that support the payment of amounts owed by an issuer of a security. This includes the consideration of cash expected to be provided by financial guarantors, including MBIA Corp., resulting from an actual or potential insurance policy claim. In general, any change in the amount and/or timing of cash flows received or expected to be received, whether or not such cash flows are contractually defined, is reflected in the Company’s cash flow analysis for purposes of assessing an other-than-temporary impairment loss on an impaired security.

Form 10-Q for the Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Highlights, page 79

SEC Comment:

2.

Refer to your response comment three. Although you indicate you are currently evaluating your loss provision adjustment to your adjusted book value measure, please explain to us why your use of a static 12% to estimate unidentified claims for the computation of this adjustment is meaningful to you and your investors when you are now required under GAAP to estimate all expected future losses on a probability-weighted basis. In light of your observation that your loss experience over the last several years is unprecedented, it would appear that your estimate of expected future claims may be more reliable and relevant than the 12% amount you recorded as a general reserve prior to your adoption of SFAS 163 in 2009.

MBIA Response:

We believed our loss provision adjustment provided a meaningful representation, based on historical loss experience, of potential losses that may develop over time as a result of unknown and unanticipated adverse events. Given the long-term nature of our insurance contracts, we believed the 12% rate provided a prudent amount of reserves above that required by GAAP for purposes of calculating our non-GAAP measure, adjusted book value. Many of the inputs to adjusted book value are subjective and determined based on the way in which management chooses to evaluate the performance of the Company.

In our November 19, 2010 letter to you, we noted that we were evaluating our loss provision adjustment. Since then, we concluded that this adjustment is no longer meaningful in light of current GAAP reserving requirements for financial guarantee insurance contracts (issued under SFAS 163), our practice of calculating and including in adjusted book value credit impairments on insured credit derivatives, and the considerable volatility in our losses over the last several years. As such, effective as of December 31, 2010, we modified our calculation of adjusted book value by removing the loss provision adjustment. As you note in your comment, we believe that our loss reserves recorded in accordance with GAAP and included in our book value, along with our estimate of credit impairments on insured derivatives, provide a more relevant assessment of our insurance losses.

As part of our overall review of adjusted book value, we also removed our “Wind-down operations future spread adjustment” effective December 31, 2010. We believe adjusted book value without the wind-down future spread adjustment provides a better measurement of fundamental value of the Company in light of the Company’s strategy to actively manage the run-off of its operations classified as wind-down.

We will update our disclosure of adjusted book value in our Form 10-K for the year ended December 31, 2010 to reflect and explain the above modifications. In addition, we will provide prior year adjusted book value on the same basis as December 31, 2010 for comparative purposes.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K and Form 10-Q. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin

C. Edward Chaplin

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